UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
BoydBikes, Inc.

Legal status of issuer

>   ***Form***
>   Corporation

>   ***Jurisdiction of Incorporation/Organization***
>   South Carolina

>   ***Date of organization***
>   September 16, 2019

Physical address of issuer
19810 Asheville Hwy, 19810 Asheville Hwy, Landrum, SC 29356

Current number of employees
9

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,279,841.13	$877,859.00
Cash & Cash Equivalents	$534,097.57	$130,598.00
Accounts Receivable	$-17,625.45	$18,893.00
Short-term Debt	$97,420.46	$31,099.00
Long-term Debt	$503,410.84	$477,115.00
Revenues/Sales	$1,124,733.05	$1,297,262.00
Cost of Goods Sold	$631,209.80	$645,240.00
Taxes Paid	$0.00	$0.00
Net Income	$-203,917.56	$-43,099.00


June 10, 2026

FORM C-AR

BoydBikes, Inc.


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by BoydBikes, Inc., a South Carolina Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.boydcycling.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the

Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 10, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

BoydBikes, Inc. (the "Company") is a South Carolina Corporation, formed on September 16, 2019.

The Company is located at 19810 Asheville Hwy, 19810 Asheville Hwy, Landrum, SC 29356.

The Company's website is http://www.boydcycling.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

BoydBikes was founded in 2009 by Boyd and Nicole Johnson, both former professional cyclists. They met through racing and married and until 2020 were the sole owners of BoydBikes. BoydBikes originally sold "all things cycling" ranging from bicycle frames to accessories. In 2011, they began to refocus the company exclusively on bicycle rims. The Company designed its own rims and hubs, which were contract-manufactured by independent third party manufacturers until 2020.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risk Inherent in Development Stage Investments. The Company is in the
development stage and faces all of the risks and uncertainties associated with a new and

unproven business. A loss of an investor's entire investment is possible. The timing of profit

realization is highly uncertain. Losses are likely to occur early in the Company's life, while a

long-time frame for realization of gains is expected.

Development stage companies often experience unexpected problems in the areas of product or service development, manufacturing, marketing, financing, and general management, which, in some cases, cannot be adequately solved. In addition, such companies may require substantial amounts of financing which may not be available through institutional private placements or the public markets. The percentage of development stage companies that survive and prosper is small.

Risks of Marketing Bicycle Wheels. The Company intends to manufacture bicycle wheels (the "Wheels"). The Company has acquired ownership interests in Olive Manufacturing Group and Munich Composites to have manufacturing control of both aluminum and carbon Wheels. The Company has also developed and acquired manufacturing processes and intellectual property that it believes allow it to efficiently manufacture the Wheels. The Company intends to develop all of its manufacturing capabilities in the upstate of South Carolina and focus all of the production of the Wheels domestically. The Company relies on specific supplies and procedures to manufacture the Wheels and if it is not able to obtain the necessary supplies or there are issues with the manufacturing procedures then the Company may not be able to produce the Wheels.

Risks of Manufacturing with Unique Materials. The Company's goal is to use unique manufacturing approaches to manufacture the Wheels using particular materials and processes. It is possible the Company may have difficulties manufacturing the Wheels using these materials rather than cheaper or foreign imported materials. In the event, the Company encounters issues with the manufacturing of the Wheels it could result in a material adverse effect on the performance of the Company.

Risks Associated with Acquisition of Materials. The Company uses specific materials in the manufacturing of the Wheels. It is possible the Company could have difficulties obtaining the materials that are required for the manufacture of the Wheels. If the Company is not able to obtain the specific materials it used for its unique production of the Wheels then it will be unable to manufacture the Wheels and unable to fulfill orders from customers. The inability to complete customer orders would have a material adverse effect on the Company and may make it impossible for the Company to stay in business.

Growth is Dependent on a Market for the Wheels. The Company's business plan is primarily focused on the selling of the Wheels. This requires the development and growth of a market for the Wheels and willingness of consumers to purchase these Wheels. In the event a market does not develop or does not grow for the Wheels then it will likely be impossible for the Company to achieve its goals and it may be difficult for the Company to stay in business. The Company's future will be dependent on consumer's willingness to purchase the Wheels and the Company cannot guarantee such market will develop.

Risks Associated with the Company's Strategy. The Company's principal strategy is to manufacture and sell the Wheels. There is no assurance that the Company will generate revenues or profits or will meet its projections from the production and sale of the Wheels. Future growth will depend upon the successful production and growth of relationships within the industry to those that will use the Wheels. An investment in the Company is speculative and there is no assurance that Investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

Costs of the Manufacture of the Wheels. The costs associated with the equipment and materials necessary to make the Wheels are variable, and if the costs are higher than anticipated, it could negatively impact the profitability of the Company. The Company may not be able to meet its projections if the costs of materials are higher than anticipated.

Industry is Competitive. The Company's industry included other large, well-established wheel manufacturers. Bicycle wheels similar to the Wheels have been manufactured through traditional methods and by traditionally large members of the industry for a significant period of time. There are significant risks the Company will not successfully establish itself in the industry and the industry will not accept the Wheels. In the event the Company does not successfully establish itself in the industry it will likely not meet its projects or achieve success.

The Company only owns part of Olive Manufacturing and Munich Composites. The Company owns a 75% ownership interest in Olive Manufacturing. Munich Composites is currently capitalized with 1,340,000 of "preferred class A shares" and 2,593,600 of common stock. The Company owns 1,945,200 of the common stock and no "preferred class A shares." The Company intends to use cash raised in this offering to purchase all of the remaining authorized but unissued preferred class A shares" in Munich Composites (currently, there are 960,000 such shares authorized but unissued). Because the Company does not own all of Olive Manufacturing or Munich Composites, not all of the profits will flow to the Company and they will flow to other investors.

The different owners in each of Olive Manufacturing and Munich Composites may create conflicts of interests among the Board, as well as the Company's principals, and also about how they divert their attention and efforts. There can be no assurances that the Board or the Company's principals may focus on the Company's activities over those of Olive Manufacturing or Munich Composites. Additionally, certain owners may have veto rights at Olive Manufacturing or Munich Composites which may impact the Company or any exit strategy.

Risk Inherent in Development Stage Investments. The Company is in the development stage and faces all of the risks and uncertainties associated with a new and unproven business. A loss of an investor's entire investment is possible. The timing of profit realization is highly uncertain. Losses are likely to occur early in the Company's life, while a long-time frame for realization of gains is expected.

Development stage companies often experience unexpected problems in the areas of product or service development, manufacturing, marketing, financing, and general management, which, in some cases, cannot be adequately solved. In addition, such companies may require substantial amounts of financing which may not be available through institutional private placements or the public markets. The percentage of development stage companies that survive and prosper is small.

Risks of Marketing Bicycle Wheels. The Company intends to manufacture bicycle wheels (the "Wheels"). The Company has acquired ownership interests in Olive Manufacturing Group and Munich Composites to have manufacturing control of both aluminum and carbon Wheels. The Company has also developed and acquired manufacturing processes and intellectual property that it believes allow it to efficiently manufacture the Wheels. The Company intends to develop all of its manufacturing capabilities in the upstate of South Carolina and focus all of the production of the Wheels domestically. The Company relies on specific supplies and procedures to manufacture the Wheels and if it is not able to obtain the necessary supplies or there are issues with the manufacturing procedures then the Company may not be able to produce the Wheels.

Risks of Manufacturing with Unique Materials. The Company's goal is to use unique manufacturing approaches to manufacture the Wheels using particular materials and processes. It is possible the Company may have difficulties manufacturing the Wheels using these materials rather than cheaper or foreign imported materials. In the event, the Company encounters issues with the manufacturing of the Wheels it could result in a material adverse effect on the performance of the Company.

Risks Associated with Acquisition of Materials. The Company uses specific materials in the manufacturing of the Wheels. It is possible the Company could have difficulties obtaining the materials that are required for the manufacture of the Wheels. If the Company is not able to obtain the specific materials it used for its unique production of the Wheels then it will be unable to manufacture the Wheels and unable to fulfill orders from customers. The inability to complete customer orders would have a material adverse effect on the Company and may make it impossible for the Company to stay in business.

Growth is Dependent on a Market for the Wheels. The Company's business plan is primarily focused on the selling of the Wheels. This requires the development and growth of a market for the Wheels and willingness of consumers to purchase these Wheels. In the event a market does not develop or does not grow for the Wheels then it will likely be impossible for the Company to achieve its goals and it may be difficult for the Company to stay in business. The Company's future will be dependent on consumer's willingness to purchase the Wheels and the Company cannot guarantee such market will develop.

Risks Associated with the Company's Strategy. The Company's principal strategy is to manufacture and sell the Wheels. There is no assurance that the Company will generate revenues or profits or will meet its projections from the production and sale of the Wheels. Future growth will depend upon the successful production and growth of relationships within the industry to those that will use the Wheels. An investment in the Company is speculative and there is no assurance that Investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

Costs of the Manufacture of the Wheels. The costs associated with the equipment and materials necessary to make the Wheels are variable, and if the costs are higher than anticipated, it could negatively impact the profitability of the Company. The Company may not be able to meet its projections if the costs of materials are higher than anticipated.

Industry is Competitive. The Company's industry included other large, well-established wheel manufacturers. Bicycle wheels similar to the Wheels have been manufactured through traditional methods and by traditionally large members of the industry for a significant period of time. There are significant risks the Company will not successfully establish itself in the industry and the industry will not accept the Wheels. In the event the Company does not successfully establish itself in the industry it will likely not meet its projects or achieve success.

The Company only owns part of Olive Manufacturing and Munich Composites. The Company owns a 75% ownership interest in Olive Manufacturing. Munich Composites is currently capitalized with 1,340,000 of "preferred class A shares" and 2,593,600 of common stock. The Company owns 1,945,200 of the common stock and no "preferred class A shares." The Company intends to use cash raised in this offering to purchase all of the remaining authorized but unissued preferred class A shares" in Munich Composites (currently, there are 960,000 such shares authorized but unissued). Because the Company does not own all of Olive Manufacturing or Munich Composites, not all of the profits will flow to the Company and they will flow to other investors.

The different owners in each of Olive Manufacturing and Munich Composites may create conflicts of interests among the Board, as well as the Company's principals, and also about how they divert their attention and efforts. There can be no assurances that the Board or the Company's principals may focus on the Company's activities over those of Olive Manufacturing or Munich Composites. Additionally, certain owners may have veto rights at Olive Manufacturing or Munich Composites which may impact the Company or any exit strategyMunich Composites is required to pay a substantial dividend every year to its preferred investors. Beginning on April 15, 2025, dividends at a rate of $40,000 per month (or $480,000 per year) accrue on the "preferred class A shares" in Munich Composites. Beginning on April 15, 2026, Munich Composites is required to pay a quarterly dividend equal to 2 cents per share of Preferred Class A (currently, there are 2,300,000 shares authorized, which would equate to a quarterly dividend of $46,000 or a yearly dividend of $184,000). Currently, the Company does not own any "preferred class A shares" in Munich Composites, though the Company intends to purchase all of the remaining authorized but unissued preferred class A shares" in Munich Composites (currently, there are 960,000 such shares authorized but unissued). This dividend payment schedule could adversely hamper the operations of Munich Composites or put inordinate pressure on cash flow and operations in Munich Composites. Additionally, the accruing dividend will dilute the common shareholders (currently just the Company and Cardinal Cycling Group, Inc.) and adversely affect the Company's investment in Munich Composites.

The Series A Preferred Stock and the Non-Voting Common Stock are not priced at the value given by Practical Growth Advisors. The Company had Practical Growth Advisors conduct a valuation which shows the Company being valued at $6,200,000 as of December 31, 2023. The Series A Preferred Stock is priced as if the Company was valued at $5,850,000. The Non-Voting Common Stock is priced as if the Company was valued at $6,289,000.

Long-Term Investment. An investment in the Company is a long-term commitment, and there is no assurance of any distribution to the Investors.

Limited Transferability of Securities; Withdrawals. The Company's governance documents, including, but not limited to the Company's Shareholders' Agreement and the SPV's Operating Agreement, and applicable securities laws will impose substantial restrictions upon the transferability of the Series A Preferred Stock or the Non-Voting Common Stock. There is no public or other market for Series A Preferred Stock or the Non-Voting Common Stock, and it is not expected that such a market will develop. Withdrawal of Investors from the Company generally will not be permitted, although the governance documents may specify certain limited circumstances under which an Investor may be entitled, or required, to withdraw from the Company. A withdrawn Investor may not be entitled to immediate payment for its interest in the Company. Any withdrawal of an Investor may reduce the amount of Company capital available for investment or other activities.

Changes in Environment. The Company's investment strategy is intended to extend over a period of years, during which the business, economic, political, regulatory, and technology environments within which the Company operates are expected to undergo substantial changes, some of which may be adverse to the Company. The Board will have the exclusive right and authority (within limitations set forth in the Organizational Documents) to determine the manner in which the Company will respond to such changes, and investors generally will have no right to withdraw from the Company or to demand any modifications to the Company's operations in consequence thereof.

Uninsured Losses; Expensive Premiums for Insurance. There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution, or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorist acts could sharply increase the premiums the borrower pays for coverage. Such insurance policies may not be available at reasonable cost, if at all, which could inhibit the value of the Company's investment.

Operating Deficits. The expenses of operating the Company (including, without limitation, the reimbursement of the organizational costs) may continue to exceed its income, thereby requiring that the difference be paid out of the Company's capital, reducing the Company's investments and potential for profitability. The Company has operated at a deficit the prior two years.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. It is expected that the Company will conduct future offerings, which will dilute the Investors' ownership in the Company e. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan and continue to grow.

Impact of Pandemics. The global impact of pandemics have prompted precautionary and defensive government-imposed closures and restrictions on certain travel and business activities, including the institution of quarantines, prohibitions on travel and the closure of offices, businesses, schools, retail stores and other public venues. Such measures—as well as the actual and threatened spread of a pandemic globally—have had, and may continue to have, material adverse effects on the global economy, and the extent to which the spread of a pandemic causes similar responses could adversely impact the Company's performance.

War in Ukraine and Israel/Gaza Strip. On February 24, 2022, Russian troops began a full-scale invasion of Ukraine and the countries remain in active armed conflict. Around the same time, the United States, the United Kingdom, the European Union, and several other nations announced a broad array of new or expanded sanctions, export controls, and other measures against Russia, Russia-backed separatist regions in Ukraine, and certain banks, companies, government officials, and other individuals in Russia and Belarus.

On October 7, 2023, Hamas militants and members of other terrorist organizations infiltrated Israel's southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets, followed by extensive rocket attacks on the Israeli population and industrial centers located along the Israeli border with the Gaza Strip. These attacks have resulted in thousands of deaths and injuries. Shortly following the attack, Israel declared war against Hamas and continues to conduct extensive military operations in the Gaza Strip. The intensity and duration of the war against Hamas, and the economic implications on the worldwide and regional economy are difficult to predict.

The ongoing conflicts and the rapidly evolving measures in response could be expected to have a negative impact on the economy and business activity globally and therefore could adversely affect the performance of the Company's investments. The severity and duration of the conflicts and their impact on global economic and market conditions are impossible to predict, and as a result, could present material uncertainty and risk with respect to the Company and the performance of its investments and operations, and the ability of the Company to achieve its investment objectives.

Reliance on Individuals Managing the Company. The Company will be particularly dependent upon the efforts, experience, contacts, and skills of the Board and in particular, Boyd and Nicole Johnson. The loss of a member of the Board could have a material, adverse effect on the Company, and such loss could occur at any time due to death, disability, resignation, or other reasons. Moreover, the Board and Boyd and Nicole Johnson will not be required to devote their time and attention exclusively to the Company. As noted above, members of the Board, and Boyd and Nicole Johnson, in particular, have substantial roles in Olive Manufacturing and Munich Composites, as well as in other entities they own. Additional individuals may be appointed or may be admitted to the Board following the Company's initial closing, and the Investors will have no power to prevent any specific person from being so appointed or admitted to the Board as a member thereof. Within the Board, the economic, voting, and other rights of the individual equity holders of the Board will be determined by agreement among such equity holders and will be subject to change, without notice to the Investors, from time to time. The Investors will not be permitted to evaluate investment opportunities or relevant business, economic, financial, or other information that will be used by the Board in making decisions. Except as specifically provided in the Articles or the Bylaws, the Board will have the exclusive right and power to manage the Company's business and affairs.

Any prior experience that the Board may have in making investments of the type expected to be made by the Company was obtained under different market conditions, and there can be no assurance that the Board will be able to duplicate prior levels of success or achieve success at all.

Reliance on Third Parties. The Board and the Company may require, and rely upon, the services of a variety of third parties, including but not limited to attorneys, accountants, bankers, brokers, custodians, consultants, and other agents. Failure by any of these third parties to perform their duties or otherwise satisfy their obligations to the Company could have a material adverse effect upon the Company. Except as otherwise provided in the Bylaws, the fees and costs associated with such third parties will be paid by the Company.

Side Agreements. At its discretion, the Board may enter into one or more "side letters" or similar agreements with certain Investors pursuant to which the Board grants to such Investors specific rights, benefits, or privileges that are not made available to Investors generally. Such agreements will be disclosed only to those actual or potential Investors that have separately negotiated with the Board for the right to review such agreements. Notwithstanding the foregoing, prospective investors should be aware that the Board generally follows a policy of not issuing side letters. Prospective investors who typically require side letters should anticipate that their requests for a side letter in respect of the Company will be denied.

No Assurance of Confidentiality. As part of the subscription process and otherwise in their capacity as Investors, investors will provide significant amounts of information about themselves to the Board and the Company. Such information may be made available to other Investors, third parties that have dealings with the Company, and governmental authorities (including by means of securities law-required information statements that are open to public inspection).

Lack of Diversification. The Company is expected to be concentrated solely in the manufacture and sale of the Wheels, increasing the vulnerability of the Company from one that is more diversified.

Investors in Non-Voting Common Stock will be through a special purpose vehicle and those Investors will not be a direct owner of the Company. The Company has formed a special purpose vehicle, the SPV, for Investors investing in Non-Voting Common Stock. These Investors will not be a direct owner of the Company, but rather they will be an indirect owner of the Company. Investors in Series A Preferred Stock will be shareholders in the Company.

Call Right. The Company has the ability to have the Company and the SPV repurchase Non-Voting Common Stock from an Investor for any reason and at any time at the fair market value of such Non-Voting Common Stock.

Exculpation and Indemnification. The Bylaws contains provisions that relieve the Board, officers, and employees of liability for certain improper acts or omissions. For example, the Board generally will not be liable to the Investors or the Company for acts or omissions that are taken in good faith and in a manner reasonably believed to be in, or not opposed to, the Company's best interests. To the extent permitted by the applicable law and Bylaws, the Company may even indemnify the Board against liability to third parties resulting from such improper acts or omissions.

Notwithstanding any applicable provisions of the Bylaws, Investors may have, or be entitled to, rights, claims, causes of action or remedies that cannot be waived or forfeited under applicable law. In particular, Investors should consult with their own legal counsel before concluding that any particular claims against the Board or its beneficial owners have been waived or forfeited by virtue of the Bylaws or otherwise.

Taxation. Risks associated with certain tax matters are discussed under the heading Certain Material U.S. Tax Considerations, which prospective investors should read carefully. Prospective investors are urged to consult their own tax advisors with respect to their own tax situations and the effects of an investment in the Company.

ERISA. Each prospective investor is urged to consult with its own legal counsel in respect of matters regarding ERISA. Without limitation, a prospective investor that is a fiduciary under ERISA should carefully consider whether an investment in the Company would be consistent with its fiduciary duties under Title I of ERISA.

In general, under U.S. Department of Labor Regulation Section 2510.3-101 et seq. (the "ERISA Plan Assets Regulation"), the Company's assets would be deemed to include ERISA "plan assets" if: (x) one or more Investors were an "ERISA plan"; and (y) total participation in the Company by "Benefit Plan Investors" were "significant" (all within the meaning of the ERISA Plan Assets Regulation, as modified by the U.S. Pension Protection Act of 2006). Benefit Plan Investors include all ERISA regulated pension, 401(k), IRA, and similar plans, as well as certain other plans listed in Section 4975 of the U.S. Internal Revenue Code. In general, participation by Benefit Plan Investors in the Company would not be deemed significant if less than 25 percent of the Company's total capital were provided by such investors.

It is the current intent of the Board to monitor the investments in the Company to ensure that the aggregate investment by Benefit Plan Investors does not equal or exceed 25% of the value of any class of the shares in the Company (or such higher percentage as may be specified in regulations promulgated by the DOL) at any time, so that assets of the Company will not be treated as "plan assets" under ERISA.

Legal Counsel. Documents relating to the Company, including the Subscription Agreement to be completed by each Investor, will be detailed and often technical in nature. Legal counsel to the Company will represent the interests solely of the Board and the Company, and will not represent the interests of any Investor. Moreover, each investor is required to waive any actual or potential conflicts of interest between such investor and legal counsel to the Company. Accordingly, each investor is urged to consult with its own legal counsel before investing in the Company or making any other decisions regarding Company matters.

In advising as to matters of law (including matters of law described in this Subscription Agreement), legal counsel to the Company has relied, and will rely, upon representations of fact made by the Board and other persons. Such advice may be materially inaccurate or incomplete if any such representations are themselves inaccurate or incomplete. Legal counsel to the Company generally has not undertaken and will not undertake independent investigation with regard to such representations. Legal counsel's representation of the Company is and will be limited to specific matters and will not address all legal or related matters that may be material to the Board or the Company. Moreover, legal counsel has not undertaken to monitor the compliance of the Board or the Company with any laws, regulations, agreements, or other matters. It will be the responsibility of the Board to monitor such compliance and to obtain the advice of counsel as the Board deems necessary or appropriate.

Factual Statements/Track Record Information. Certain factual statements made in this Subscription Agreement or in any Offering Materials are based upon information from various sources believed by the Board and the Company to be reliable. The Board and the Company have not independently verified any of such information and will have no liability for any inaccuracy or inadequacy thereof. Except to the extent that legal counsel has been engaged solely to advise as to matters of law, no other party (including legal counsel to the Company and the Board) has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this Subscription Agreement or in any Offering Materials. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, track record, skills, contacts, or other attributes of the Board or to the anticipated future performance of the Company.

Investors are cautioned about relying upon information within this Subscription Agreement or any Offering Materials that presents, or is based upon, valuations of private company securities or securities that are otherwise subject to limitations on marketability (such as underwriters' lock-ups or restrictions associated with a board of directors position held by a member of the Board). While all such information in this Subscription Agreement or in any Offering Materials is presented by the Board in good faith, there can be no assurance that explicit or implicit valuations of the Company reflect true fair market value.

Investors are cautioned about the interpretation of track record and similar information relating to prior financial performance, whether contained in this Subscription Agreement or in any Offering Materials. The private fund industry lacks a comprehensive set of generally accepted rules for calculating and presenting rates of return and other elements of financial performance. Direct comparisons of track record and similar information contained in this Subscription Agreement or in any Offering Materials with corresponding information in marketing and other materials relating to other funds may be misleading.

Investment track record and other background information presented in this Subscription Agreement or in any Offering Materials with respect to the Board are not comprehensive. In particular, the information set forth in this Subscription Agreement or in any Offering Materials should not be interpreted as an exhaustive presentation of investments with which such Board has been involved, their professional and other accomplishments, or their business experience.

During the term of the Company, the Board will provide to the Investors reports and other information regarding the condition of the Company. The Board's duties, obligations, and liability to the Investors with respect to the content, completeness, and accuracy of such information will be determined solely under the Bylaws.

The performance of any prior investments or funds is not necessarily indicative of the

Company's future results. While the Board intends for the Company to successfully implement its investment strategy, there can be no assurance that targeted results will be achieved. Loss of principal is possible on any given investment.

Definitive Terms and Conditions. Portions of this Form C describe specific terms and conditions expected to be set forth in the Company's governance documents. The actual terms and conditions set forth in the Company's governance documents may vary materially from those described in this Form C for a variety of reasons including negotiations between the Board and prospective Investors prior to the Company's initial closing as well as formal amendments to the Company's governance documents following such closing. Moreover, the Company's governance documents will contain highly detailed terms and conditions, many of which are not described fully (or at all) in this Form C. In all cases, the Company's governance documents will supersede this Form C. Prospective investors are urged to carefully review the Company's governance documents, and must also be aware that, pursuant to the rules governing amendments set forth in the Company's governance documents, certain types of amendments to the B Company's governance documents may be adopted with the consent of less than all or any Investors.

Lack of Investor Control. Subject to the implementation of the investment limitations set forth in the Bylaws or subject to applicable law, the Board has complete discretion with respect to the Company's activities. The Investors will not make decisions with respect to the management, disposition, or other realization of any investment made by the Company, or other decisions regarding the Company's business and affairs.

Information Technology Risks. The Board and the Company depend heavily on the internet, information technology, and other operational systems, whether ours or those of others (e.g., custodians, financial intermediaries, and other parties to which we outsource the provision of services or business operations). These systems may fail to operate properly or become disabled as a result of events or circumstances beyond our or their control. Further, despite implementation of a variety of risk management and security measures, our information technology and other systems, and those of others, could be subject to physical or electronic break-ins, unauthorized tampering, or other security breaches, resulting in a failure to maintain the security, availability, integrity, and confidentiality of data assets. Technology failures or cyber security breaches, whether deliberate or unintentional, including those arising from use of third-party service providers, as well as failures or breaches suffered by the Company, Olive Manufacturing, or Munich Composites, could delay or disrupt our ability to do business and service our clients, harm our reputation, require additional compliance costs, subject us to regulatory inquiries or proceedings and other claims, lead to a loss of clients, or otherwise adversely affect our business or the funds we manage.

With the increase of cyber security incidents affecting many companies, we are susceptible to operational, information security, and related cyber risks. Cyber-attacks include, but are not limited to, gaining unauthorized access to systems (e.g., through "hacking" or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber incidents affecting us or our service providers have the ability to cause disruptions and will impact business operations.

Certain Potential Conflicts of Interest

Conflicts of Interest. The Company is subject to a number of actual and potential conflicts of interest as set forth below:

(a) The other activities of the Board, as well as Boyd and Nicole Johnson, may create conflicts of interest with the Company with respect to the time devoted to managing the Company. The Board, as well as Boyd and Nicole Johnson, will devote such time to manage the Company as they, in their sole discretion, deem necessary. Further, the Board's, as well as Boyd and Nicole Johnson's, judgment may be affected by additional conflicts of interest. The Board, as well as Boyd and Nicole Johnson, will attempt to resolve all such conflicts in a manner that is fair to all interests.

(b) The Board, as well as Boyd and Nicole Johnson, may cause the Company to enter into transactions with persons affiliated with the Company.

During the Company's term, many different types of conflicts of interest may arise, and this Form C does not purport to identify all such conflicts. Investors ultimately will be heavily dependent upon the good faith of the Board.

Risks relating to conflicts of interest are not limited to conflicts affecting the Board or the individuals managing the Company. The Investors are expected to have widely differing interests on a variety of tax, regulatory, business, investment profile, and other issues. This may, in turn, give rise to a number of risks that the Investors as a group will not act in a manner consistent with the best interests of the Investors as a group or the best interests of the Company itself. For example, an Investor may decline to provide its consent to a proposed action by the Company or the Board due to goals or incentives that are unique to such Investor and in conflict with the interests of the Company or other Investors. Furthermore, conflicts of interest among the Investors likely will make it impracticable for the Board to manage the affairs of the Company in a manner that is viewed as optimal by all Investors, and the Board will be under no obligation to do so. In general, prospective investors should assume that the Board will not take their unique interests into account when managing the Company's affairs.

Diverse Investor Group. The Investors may have conflicting investment, tax, and other interests with respect to their investments in the Company. The conflicting interests of individual Investors may relate to or arise from, among other things, the nature of investments made by the Company, the structuring or the acquisition of investments, and the timing of disposition of investments. As a consequence, conflicts of interest may arise in connection with decisions made by the Board, including with respect to the nature or structuring of investments, that may be more beneficial for one investor than for another investor, especially with respect to investors' individual taxsituations. In addition, the Company may make investments which may have a negative impact on, or compete with, related investments made by the Investors in separate transactions. In selecting, structuring, and managing investments appropriate for the Company, the Board will consider the investment and tax objectives of the Company and its Investors as a whole, not the investment, tax, or other objectives of any Investor individually.

Waiver. By investing, each Investor will be deemed to have acknowledged the existence of such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Cautionary Statements Regarding Forward-Looking Statements. Certain statements in this Form C constitute "forward-looking statements." Such forward-looking statements, including the intended actions and performance objectives of the Company, Olive Manufacturing, and/or Munich Composites involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company, Olive Manufacturing, and/or Munich Composites to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward-looking statements in this Form C speak only as of the date hereof. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

THE FOREGOING LISTS OF RISK FACTORS AND CONFLICTS OF INTEREST DO

NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS INVOLVED IN THIS

OFFERING. POTENTIAL INVESTORS MUST READ THE ENTIRE FORM C AND ALL

EXHIBITS BEFORE DETERMINING WHETHER TO INVEST IN THE COMPANY. ALL

POTENTIAL INVESTORS SHOULD OBTAIN PROFESSIONAL GUIDANCE FROM THEIR

TAX AND LEGAL ADVISORS IN EVALUATING ALL OF THE TAX IMPLICATIONS AND

RISKS INVOLVED IN INVESTING IN THE COMPANY.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

BoydBikes was founded in 2009 by Boyd and Nicole Johnson, both former professional cyclists. They met through racing and married and until 2020 were the sole owners of BoydBikes. BoydBikes originally sold "all things cycling" ranging from bicycle frames to accessories. In 2011, they began to refocus the company exclusively on bicycle rims. The Company designed its own rims and hubs, which were contract-manufactured by independent third party manufacturers until 2020.

Business Plan

Boyd Cycling is a leading manufacturer of high-performance bicycle wheels, now focusing on bringing all manufacturing capabilities to the Upstate. This strategic move aims to solidify our supply chain, eliminate dependence on Asian providers, mitigate geopolitical risks, and provide high-quality manufacturing jobs to the local community. By localizing production, we aim to achieve significant cost savings by eliminating tariff and shipping costs and reducing long wait times, thereby ensuring smoother and more efficient production processes. Our facilities are equipped with the latest technology, enhancing our production capacity and improving cash flow by avoiding unnecessary delays. Unlike mass-produced wheel companies, our nimble team and localized operations allow us to quickly implement new processes and materials, pushing the boundaries of innovation.

Our operations plan centers on integrating our manufacturing processes within the Upstate facility, utilizing advanced technology to streamline production and reduce shipping and logistics costs. The company plans to allocate investment dollars towards its subsidiary Munich Composites SC to complete the purchase of intellectual property and manufacturing assets. This investment in Munich Composites and its patented carbon-fiber weaving technology should provide the Company with access to superior technology for its wheels and plays a key role in overall manufacturing expansion.

Alongside the manufacturing expansion, Boyd Cycling intends to look to expand into international markets through growing marketing and logistics efforts alongside hiring an experienced sales and executive team. The initial goal will be to hire a management team to grow sales and impact within the EU market. An additional hire could include a Distribution Sales Manager to open 3PL in Europe, Australia, and South America alongside hiring customer service agents for those markets.

With improved economics from localized manufacturing, we anticipate higher profitability and greater potential returns for our shareholders. Our goal is to build a robust and integrated manufacturing operation over the next three years, positioning Boyd Cycling, along with Olive Manufacturing Group and Munich Composites, for a strategic sale. By decreasing the number of production steps and removing complex logistical challenges, we believe we significantly de-risk our supply chain and overall operations.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Nicole Johnson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CoFounder; Secretary and Treasurer Jan 2010- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Nicole Johnson has served as president of BoydBikes INC since Jan. 2010. Nicole is a seasoned business developer with experience forging strategic partnerships and cultivating valuable relationships within the cycling industry. Her keen ability to identify opportunities for growth and collaboration has been critical in expanding Boyd. Nicole is active in the Greenville community serving on NEXT Board of Directors, European American Chamber of Commerce

Planning committee and has been pursuing the development of a Pump Track and Skate Park for future cyclists/skaters to enjoy.

Education

1997 - 1999 Jamestown Community College Associate of Science (A.S.) Business Management

Name

Boyd Johnson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CIO-2026 CEO; 2009- 2025

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Alongside serving as CEO of BoydBikes Inc. since 2009-2025 and Chief Innovation Officer currently, Boyd Johnson also serves as President of two (2) BoydBikes subsidiaries: Olive Manufacturing Group (since Sept. 2022) and Munich Composites (since Apr. 2024). Boyd Johnson is also the President of Southeast Gravel, which is a gravel cycling event series. As the founder and chief engineer of his eponymous company, Boyd Cycling, Boyd has become a trailblazer in the cycling industry. His commitment to perfection is evident in every wheel he engineers, with a keen focus on optimizing performance, durability, and aerodynamics. Boyd Johnson has also been at the forefront of incorporating cutting-edge technologies into his designs. From advanced carbon fiber composites to state-of-the-art manufacturing techniques, Boyd has been key to improving the Boyd Cycling manufacturing process.

Education

Jamestown Community College 1991 - 1993 Associate of Science (A.S.) Business,

Name

Nicole Johnson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CoFounder; Secretary and Treasurer Jan 2010- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Nicole Johnson has served as president of BoydBikes INC since Jan. 2010. Nicole is a seasoned business developer with experience forging strategic partnerships and cultivating valuable relationships within the cycling industry. Her keen ability to identify opportunities for growth and collaboration has been critical in expanding Boyd. Nicole is active in the Greenville community serving on NEXT Board of Directors, European American Chamber of Commerce

Planning committee and has been pursuing the development of a Pump Track and Skate Park for future cyclists/skaters to enjoy.

Education

1997 - 1999 Jamestown Community College Associate of Science (A.S.) Business Management

Name

Boyd Johnson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CIO-2026 CEO; 2009- 2025

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Alongside serving as CEO of BoydBikes Inc. since 2009-2025 and Chief Innovation Officer currently, Boyd Johnson also serves as President of two (2) BoydBikes subsidiaries: Olive Manufacturing Group (since Sept. 2022) and Munich Composites (since Apr. 2024). Boyd Johnson is also the President of Southeast Gravel, which is a gravel cycling event series. As the founder and chief engineer of his eponymous company, Boyd Cycling, Boyd has become a trailblazer in the cycling industry. His commitment to perfection is evident in every wheel he engineers, with a keen focus on optimizing performance, durability, and aerodynamics. Boyd Johnson has also been at the forefront of incorporating cutting-edge technologies into his designs. From advanced carbon fiber composites to state-of-the-art manufacturing techniques, Boyd has been key to improving the Boyd Cycling manufacturing process.

Education

Jamestown Community College 1991 - 1993 Associate of Science (A.S.) Business,

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to South Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 9 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	212,575
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Preferred Stock
Amount outstanding	38,972
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Start-Up and Working Capital Loan
Name of creditor	Greenville Local Development Corp.
Amount outstanding	$113,0978
Interest rate and payment schedule	5%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	May 1, 2029
Other material terms	None

Type of debt	Equipment Loan
Name of creditor	Appalachian Development Corp.
Amount outstanding	$213,956
Interest rate and payment schedule	5.5%
Amortization schedule	N/A
Describe any collateral or security	Equipment owned by the Issuer
Maturity date	July 1, 2037
Other material terms	None

Type of debt	COVID 19- Economic Injury Loan
Name of creditor	Small Business Association EIDL
Amount outstanding	$150,000.00
Interest rate and payment schedule	3.75%
Amortization schedule	N/A
Describe any collateral or security	Substantially all assets of Issuer
Maturity date	December 8, 2040
Other material terms	None

Type of debt	Equipment Loan
Name of creditor	First Palmetto Debt
Amount outstanding	$30,280
Interest rate and payment schedule	5%
Amortization schedule	N/A
Describe any collateral or security	Certain equipment acquired by the Issuer
Maturity date	August 16, 2026
Other material terms	None

The total amount of outstanding debt of the company is $1,525,214.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Boyd Johnson	42.3%
Nicole Johnson	42.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Liquidity and Capital Resources

On [DATE] the Company conducted an offering pursuant to Regulation CF and raised $[ ].

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Other Transactions

Related Person/Entity	Wheelman Properties LLC
Relationship to the Company	Common Ownership
Total amount of money involved	Amount of interest: 2023 ($70,223) 2022 ($8,965)
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Wheelman Properties, LLC is the tenant for the facility and the Company either reimburses rental costs or makes rental payments on behalf of Wheelman Properties, LLC. Amounts receivable from Wheelman Properties, LLC at December 31, 2022 relate to insurance and property tax costs paid by the Company on its behalf. The Company intends to settle the amounts due to Wheelman

	Properties, LLC during the year ending December 31, 2024. The Company received working capital advances of $85,000 and incurred rent expense of $30,854 during the year ended December 31, 2023. Rent expense of $29,760 was paid on behalf of Wheelman Properties, LLC during the year ended December 31, 2022.

Related Person/Entity	Dirty Legs LLC
Relationship to the Company	Common Ownership
Total amount of money involved	Amount of interest: 2022 ($60)
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Amounts receivable from or payable to Dirty Legs, LLC which is a related party through common ownership are from various operating costs incurred by the entities or and paid by the Company.

Related Person/Entity	Southeast Gravel LLC
Relationship to the Company	Common Ownership
Total amount of money involved	Amount of interest: 2023 ($65)
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Amounts receivable from or payable to Dirty Legs, LLC which is a related party through common ownership are from various operating costs incurred by the entities or and paid by the Company.

Related Person/Entity	Olive Manufacturing Group
Relationship to the Company	Common Ownership
Total amount of money involved	Amount of interest: 2023 ($42,222) 2022 ($12,800)
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Amounts receivable from Olive Manufacturing Group, LLC, who is a related party through common ownership, relate to manufacturing and operating costs incurred by Olive Manufacturing Group, LLC but paid by the Company. The Company anticipates repayment of these amounts during the year ending December 31, 2024. The Company and certain of its stockholders also serve as guarantor for Olive Manufacturing Group, LLC's note payable, which has a principal amount of $225,000. Based on management's assessment, it has not recorded a liability associated with the note payable as it is not expected that the Company will have to perform under the guaranty agreement.

Related Person/Entity	Due from Stockholders
Relationship to the Company	Common ownership
Total amount of money involved	Amount of interest: 2023 ($15,843) 2022 (15,843)
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Amounts due from stockholders consist of operating costs paid by certain shareholders in a prior year. Such amounts have been presented as a reduction of equity in the statements of stockholders' equity. Management does not anticipaterepayment during the year ending December 31, 2024, and therefore has presented the amounts as

	noncurrent. The amounts due from stockholders do not bear interest.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Nicole Johnson
_____
(Signature)

Nicole Johnson(Name)CEO(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Boyds Bikes LLC
Balance Sheet
As of December 31, 2024

ASSETS	
Current Assets	
Cash and Cash Equivalents	534,097.57
Total Cash and Cash Equivalents	534,097.57
Receivables	
Accounts Receivable	(17,625.45)
Total Receivables	(17,625.45)
Other Current Assets	
Due (to) from related entities	79,567.85
Loans from Shareholders	15,936.84
Prepaids	17,514.20
Inventory	364,075.60
Total Other Current Assets	477,094.49
Property and Equipment	
Furniture	174,372.54
Vehicles	45,644.00
Tooling	86,109.60
Intangibles	291,711.36
	597,837.50
Less Accumulated Depreciation and Amortization	
Accumulated Depreciation	(144,490.52)
Accumulaterd Amortization	(171,422.36)
	(315,912.88)
Net Property and Equipment	281,924.62
Other Assets	
Security Deposit	4,349.90
Total Other Assets	4,349.90
TOTAL ASSETS	1,279,841.13

Boyds Bikes LLC
Balance Sheet
As of December 31, 2024

LIABILIIES AND EQUITY	
Current Liabilities	
Accounts Payable	51,035.31
Credit Cards	12,575.59
Accrued Taxes	331.60
Accrued Payroll	17,742.42
Current Portion of Long Term Debt	97,420.46
Other Current Liabiliites	110.00
Total Current Liabilities	179,215.38
Long Term Liabiliaties	
Long Term Debt	503,410.84
Total Long Term Liabilities	503,410.84
Total Liabilities	682,626.22
Equity	
Common Stock, Par Value 1.84/sh	25.00
Series Seed Preferred Stock	550,000.00
North Capital Private Sed	564,500.00
Retained Earnings	(313,392.53)
Net Income	(203,917.56)
Total Equity	597,214.91
Total Liabilities and Equity	1,279,841.13

Boyds Bikes
Income Statement
For the Twelve Months
December 31, 2024

REVENUE

Wheels Income	1,023,596.93
Rims Income	29,357.31
Accessories Income	64,477.36
OEM Sales	15,437.30
Discounts	(8,135.85)
Net Revenue	**1,124,733.05**

Cost of Goods Sold

Materials Purchases

Wheels Materials	351,198.07
Rims Materials	10,319.94
Accessories Materials	30,024.77
OEM Materials	2,387.28
Total Materials Purchases	**393,930.06**

Other COGS

COGS Shipping	76,723.46
COGS Labor	135,706.63
COGS Other	24,849.65
Total COGS Other	237,279.74
Total Cost of Goods Sold	**631,209.80**

Gross Profit	**493,523.25**

Operating Expenses

Advertising and Marketing	56,495.70
Bad Debt	92.14
Bank and Merchant Fees	42,662.76
Commissions	33,870.00
Depreciation & Amortization	26,442.20
Dues & Subscriptions	4,292.63
Equipment Rental	475.00
Insurance	35,389.13
Meals	1,208.73
Office Supplies	3,377.63
Payroll	237,347.58
Professional Fees	65,021.19

Boyds Bikes
Income Statement
For the Twelve Months
December 31, 2024

Rent	45,378.00
Repairs & Maintenance	40,768.65
Samples and OEM	3,020.80
Shipping	47,815.06
Supplies	29,862.18
Taxes & Licenses	29,677.37
Tooling	10,200.00
Trade Shows	13,724.21
Travel	13,829.57
Utilities	18,984.39
Vehicle Maintenance	1,991.69
Warranty	3,185.82
Total Operating Expenses	765,112.43
Operating Income (Loss)	(271,589.18)
Other Income	
Commissions	33,567.34
Management Fees	14,051.10
Other Income	49,521.27
Total Other Income	97,139.71
Other Expense	
Interest	28,848.39
Exchange Loss on Foreign Income	619.70
Total Other Expense	29,468.09
NET INCOME	(203,917.56)

Boyd Bikes, Inc.
Balance Sheets
as of December 31,

	2023	2022
Assets		
Current assets:		
Cash	$ 130,598	$ 110,016
Accounts receivable, net	18,893	23,822
Inventories	492,015	465,917
Total current assets	641,506	599,755
Property and equipment, net	189,781	277,760
Related party receivables	42,222	21,905
Other assets	4,350	4,350
Total assets	$ 877,859	$ 903,770
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	$ 18,841	$ 13,493
Accrued expenses and credit card payables	25,346	28,473
Contract liabilities	24,347	60,784
Notes payable, current portion	31,099	29,003
Total current liabilities	99,633	131,753
Long-term liabilities:		
Related party payables	70,288	-
Deferred tax liabilities, net	46,003	43,176
Notes payable, net of current portion	477,115	500,922
Total liabilities	693,039	675,851
Stockholders' equity:		
Amounts due from stockholders	(15,843)	(15,843)
Common stock	25	25
Preferred stock	550,000	550,000
Retained deficit	(349,362)	(306,263)
Total stockholders' equity	184,820	227,919
Total liabilities and stockholders' equity	$ 877,859	$ 903,770

The accompanying notes are an integral part of these financial statements.

Boyd Bikes, Inc.
Statements of Operations
for the years ended December 31,

		2023		2022
Revenues, net	$	1,297,262	$	1,582,292
Cost of goods sold		645,240		789,704
Gross profit		652,022		792,588
Selling, general, and administrative expenses		664,499		786,262
(Loss) income from operations		(12,477)		6,326
Other expenses:				
Interest expense		27,758		22,822
Other expense		37		2,103
Total other expenses		27,795		24,925
Net loss before income taxes		(40,272)		(18,599)
Provision for income taxes		(2,827)		(5,612)
Net loss	$	(43,099)	$	(24,211)

The accompanying notes are an integral part of these financial statements.

Boyd Bikes, Inc.
Statements of Stockholders' Equity
for the years ended December 31, 2023 and 2022

	Common Stock $0.0001 par value; 251,547 shares authorized		Preferred Stock $14.113 par value; 38,972 shares authorized		Retained deficit	Due from Stockholders	Total stockholders' equity
	Shares	Amount	Shares	Amount			
Balance, January 1, 2021	251,547	$ 25	38,972	$ 550,000	$ (282,052)	$ (15,843)	$ 252,130
Net loss	–	–	–	–	(24,211)	–	(24,211)
Balance, December 31, 2022	251,547	25	38,972	550,000	(306,263)	(15,843)	227,919
Net loss	–	–	–	–	(43,099)	–	(43,099)
Balance, December 31, 2023	251,547	$ 25	38,972	$ 550,000	$ (349,362)	$ (15,843)	$ 184,820

The accompanying notes are an integral part of these financial statements.

Boyd Bikes, Inc.
Statements of Cash Flows
for the years ended December 31,

		2023		2022
Cash flows from operating activities:				
Net loss	$	(43,099)	$	(24,211)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Depreciation expense		28,137		12,588
Credit loss expense		10,694		-
Changes in operating assets and liabilities				
Accounts receivable		(5,765)		(21,880)
Inventories		(26,098)		(57,086)
Related party receivables		(20,317)		18,000
Accounts payable		5,348		(566)
Contract liabilities		(36,437)		(79,888)
Accrued expenses		(3,127)		326
Deferred taxes		2,827		5,612
Related party payables		70,288		-
Net cash provided by (used in) operating activities		(17,549)		(147,105)
Cash flows from investing activities:				
Proceeds from refund on property and equipment		65,142		-
Purchases of property and equipment		(5,300)		(129,224)
Net cash provided by (used in) investing activities		59,842		(129,224)
Cash flows from financing activities:				
Proceeds from notes payable		-		225,000
Repayments on notes payable		(21,711)		(25,712)
Net cash (used in) provided by financing activities		(21,711)		199,288
Net increase (decrease) in cash		20,582		(77,041)
Cash at beginning of year		110,016		187,057
Cash at end of year	$	130,598	$	110,016
Supplemental disclosure of cash flow information:				
Cash paid for income taxes	$	-	$	-
Cash paid for interest	$	(30,098)	$	(19,736)

The accompanying notes are an integral part of these financial statements.